Filed by Berkshire Hathaway Inc.

pursuant to Rule 425 under the

Securities Act of 1933

Subject Company: Burlington Northern Santa Fe Corporation

Commission File No.: 1-11535

Forward-Looking Statements

Statements contained herein concerning projections or expectations of financial or operational performance or economic outlook, or concerning other future events or results, or which refer to matters which are not historical facts, are “forward-looking statements” within the meaning of the federal securities laws. Similarly, statements that describe the objectives, expectations, plans or goals of Burlington Northern Santa Fe Corporation (“BNSF”) or Berkshire Hathaway Inc. (“Berkshire Hathaway”) are forward-looking statements. Forward-looking statements include, without limitation, BNSF’s or Berkshire Hathaway’s expectations concerning the marketing outlook for their businesses, productivity, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance. Forward-looking statements also include statements regarding the expected benefits of the proposed acquisition of BNSF by Berkshire Hathaway. Forward-looking statements involve a number of risks and uncertainties, and actual results or events may differ materially from those projected or implied in those statements.

Important factors that could cause such differences include, but are not limited to: adverse changes in economic or industry conditions, both in the United States and globally; continuing volatility in the capital or credit markets and other changes in the securities and capital markets; changes affecting customers or suppliers; competition and consolidation in the industries in which BNSF and Berkshire Hathaway compete; labor costs and labor difficulties; developments and changes in laws and regulations; developments in and losses resulting from claims and litigation; natural events such as severe weather, fires, floods and earthquakes or acts of terrorism; changes in operating conditions and costs; and the extent of BNSF’s or Berkshire Hathaway’s ability to achieve their operational and financial goals and initiatives. In addition, the acquisition of BNSF by Berkshire Hathaway is subject to the satisfaction of the conditions to the completion of the acquisition and the absence of events that could give rise to the termination of the merger agreement for the acquisition, and the possibility that the acquisition does not close, and risks that the proposed acquisition disrupts current plans and operations and business relationships, or poses difficulties in employee retention.

We caution against placing undue reliance on forward-looking statements, which reflect our current beliefs and are based on information currently available to us as of the date a forward-looking statement is made. We undertake no obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that we do update any forward-looking statements, no inference should be made that we will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from our forward-looking statements, including discussions of significant risk factors, may appear in BNSF’s or Berkshire Hathaway’s public filings with the Securities and Exchange Commission (the “SEC”), which are accessible at www.sec.gov, and which you are advised to consult.

Additional Information

In connection with the proposed transaction, Berkshire Hathaway will file with the SEC a registration statement that will include a proxy statement of BNSF that also constitutes a prospectus of Berkshire Hathaway relating to the proposed transaction. Investors are urged to read the registration statement and proxy statement/prospectus and any other relevant documents filed with the SEC when they become available, because they will contain important information about BNSF, Berkshire Hathaway and the proposed transaction. The registration statement and proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov, Berkshire Hathaway’s website at www.berkshirehathaway.com and BNSF’s website at www.bnsf.com. In addition, these documents (when they are available) can also be obtained free of charge from Berkshire Hathaway upon written request to the Corporate Secretary or by calling (402) 346-1400, or from BNSF upon written request to Linda Hurt or John Ambler or by calling (817) 352-6452 or (817) 867-6407.

BNSF, Berkshire Hathaway and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information regarding the directors and executive officers of BNSF may be found in its 2008 Annual Report on Form 10-K filed with the SEC on February 13, 2009 and in its definitive proxy statement relating to its 2009 Annual Meeting of Shareholders filed with the SEC on March 16, 2009. Information regarding the directors and executive officers of Berkshire Hathaway may be found in its 2008 Annual Report on Form 10-K filed with the SEC on March 2, 2009 and in its definitive proxy statement relating to its 2009 Annual Meeting of Shareholders filed with the SEC on March 13, 2009. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the registration statement and proxy statement/prospectus regarding the proposed transaction when it is filed with the SEC.

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On November 12, 2009, Warren Buffett, Chairman of the Board of Berkshire Hathaway, participated in a Town Hall event at Columbia University that was broadcast on CNBC. A transcription of a portion of the discussion follows:

QUESTION: Hi, my name is Lisa Williams. I’m from South Orange, New Jersey. I’m currently a first-year at the MBA program. Glad to have you both here. My question is actually for Mr. Buffett. There has been a lost of discussion around the true drivers with the recent deal with Burlington Northern. I was wondering if you could share with us your key motivation for wanting to increase exposure to the railroad sector at this time.

WARREN BUFFETT: You know, when I was six, I wanted a railroad set and my dad didn’t get it. [APPLAUSE] You think about it. The railroads are tied to the future prosperity of this country. You can’t move a railroad to China or India or anyplace else. We start out with the premise, and I can’t think of a more sound premise, that there will be more people in this country, 10, 20, 30 years from now. They will be moving more and more goods back and forth to each other. And you have the most environmentally friendly and the most cost-efficient way of doing that on the railroads. The Burlington Northern last year moved — on average it moved a ton of freight, 470 miles on one gallon of diesel. That is far, far more efficient than what takes place over the highways. You have the situation where overall they use 1/3 less fuel, they put far fewer pollutants into the atmosphere than trucks will. One train will supplant 280 trucks or so on the road. So the rails are in tune with the future. I like the West. I like the 30-some-thousand miles of roadway that Burlington has. And, you know, if this country has a poor future, the rails have a poor future. I’m willing to bet a lot of money, 34 billion to be specific — [LAUGHTER] — on the fact that 10 years from now, 20 years from now, 50 years from now, there will be more and more goods being moved by rail and it will be better for the country and it will be better for the shareholders of the Burlington Northern.

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QUESTION: I’m Peter Lawrence, first-year student from Columbia. And, first of all, thank you both so much for coming here. Mr. Buffett, the recent runup in the market has been historic, and it seems that many people question the sustainability of the current price level. Do you think the rally is for real?

BUFFETT: What’s going to happen tomorrow, huh? [APPLAUSE] Let me give you an illustration. I bought my first stock in 1942. I was 11. I had been dillydallying up until then. I got serious. [LAUGHTER] What do you think the best year for the market has been since 1942? Best calendar year from 1942 to the present time. Well, there’s no reason for you to know the answer. The answer is 1954. In 1954, the Dow counting dividends was up 50%. Now if you look at 1954, we were in a recession a good bit of that time. The recession started in July of ‘53. Unemployment peaked in September of ‘54. So until November of ‘54 you hadn’t seen an uptick in the employment figure. And the unemployment figure more than doubled during that period. It was the best year there was for the market. So it’s a terrible mistake to look at what’s going on in the economy today and then decide whether to buy or sell stocks based on it. You should decide whether to buy or sell stocks based on how much you’re getting for your money, long-term value you’re getting for your money at any given time. And next week doesn’t make any difference because next week, next week is going to be a week further away. And the important thing is to have the right long-term outlook, evaluate the businesses you are buying. And then a terrible market or a terrible economy is your friend. I don’t care, in making a purchase of the Burlington Northern, I don’t care whether next week, or next month or even next year there is a big revival in car loadings or any of that sort of thing. A period like this gives me a chance to do things. It’s silly to wait. I wrote an article. If you wait until you see the robin, spring will be over.

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